UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 4, 2016

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 1, 2016, announcing the main resolutions to be proposed at STMicroelectronics’ 2016 Annual General Meeting of Shareholders.

PR N°C2795C

STMicroelectronics Reports on Main Resolutions to be Proposed at
the 2016 Annual General Meeting of Shareholders

Geneva, April 1, 2016 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders which will be held in Amsterdam, the Netherlands, on May 25, 2016.

The main resolutions, proposed by the Supervisory Board, include:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS). The 2015 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on April 1, 2016 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017 to shareholders of record in the month of each quarterly payment as per the table below. The proposed dividend implies a 4.3% yield on the current share price, substantially in line with historical dividend yield for STM shares;

•
The appointment of Mr. Salvatore Manzi as a member of the Supervisory Board, for a three-year term expiring at the 2019 Annual General Meeting of Shareholders, in replacement of Mr. Alessandro Ovi whose mandate will expire as of the 2016 Annual General Meeting of Shareholders; and

•	The reappointment of Ms. Janet Davidson as a member of the Supervisory Board for a three-year term, expiring at the 2019 Annual General Meeting of Shareholders.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be April 27, 2016. The complete agenda and all relevant detailed information concerning the 2016 Annual General Meeting of Shareholders, as well as all related AGM materials are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of April 1, 2016.

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The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Global Record Date	Ex-dividend Date in Europe	Payment Date in Europe	Ex-dividend Date in NYSE	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2016	21-Jun-16	20-Jun-16	22-Jun-16	17-Jun-16	28-Jun-16	20-Jun-16	22-Jun-16
Q3 2016	20-Sep-16	19-Sep-16	21-Sep-16	16-Sep-16	27-Sep-16	19-Sep-16	21-Sep-16
Q4 2016	20-Dec-16	19-Dec-16	21-Dec-16	16-Dec-16	28-Dec-16	19-Dec-16	21-Dec-16
Q1 2017	21-Mar-17	20-Mar-17	22-Mar-17	17-Mar-17	28-Mar-17	20-Mar-17	22-Mar-17

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 4, 2016	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services